AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

14 October 2002

02060297

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn.: Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 October 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Coporate and Debt Restructuring Exercise for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 12/19

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 10/10/2002 05:36:58 PM
Reference No MM-021010-4E3CE

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Mr Kenneth Chow**
* Designation	:	**General Manager - Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISE

* **Contents :-**

1. On 12 July 2002, LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") jointly announced, *inter alia*, that the Securities Commission ("SC") has approved each of the relevant proposals within their respective proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises ("Proposed GWRS") that required the SC's approval, as proposed by the Lion Group subject to certain revisions and conditions as set out in the aforesaid announcement.

2. The Directors of the Lion Group wish to announce that, following an appeal submitted by the Lion Group to the SC, the SC has approved the Lion Group's appeal on certain terms and conditions imposed by the SC as follows:

2.1 The SC has waived its earlier condition that the issues affecting the joint-venture operations of the Lion Group in the People's Republic of China ("PRC") ("Items of Concern") must be resolved prior to the implementation of the Proposed GWRS. The aforesaid waiver is subject to:

2.1.1 LLB, ACB and AMB furnishing irrevocable written undertakings to the SC that all necessary steps will be taken to resolve the Items of Concern as soon as possible;

2.1.2 The relevant vendor(s) of sale shares or purchaser(s) issuing consideration shares (" Relevant Party") (where the Items of Concern apply) are required to indemnify the affected purchaser(s) or the vendor(s), as the case may be ("Affected Party") of all cost and losses incurred by the Affected Party in the event that the Relevant Party fails to resolve the Items of Concern prior to the implementation of the Proposed GWRS. Any cost and losses incurred by the Affected Party within 24 months from the date of implementation of the Proposed GWRS ("Subject Period") pending efforts by the Relevant Party to resolve the Items of Concern shall be fully indemnified by the Relevant Party. Further, in the event the Relevant Party is still unable to resolve the Items of Concern after the Subject Period, any future potential cost or losses to be incurred by the Affected Party shall also be fully indemnified by the Relevant Party immediately; and

2.1.3 LLB, ACB and AMB are required to report the status of the Items of Concern in their quarterly and annual reports until all the Items of Concern are fully resolved.

2.2 The SC has waived its earlier requirement that 5% premium be added to the theoretical market price of the new LCB shares to be attached to the LCB Bonds to be issued by LCB to the ACB group of companies ("Subject LCB Shares") in settlement of the purchase consideration for the proposed acquisition by LCB of 40% equity interest in Megasteel Sdn Bhd and 50.45% equity interest in LLB, subject to a minimum issue price of RM1.05 each. Instead, the SC has approved LCB's proposal to fix the issue price of the Subject LCB Shares without any premium, subject to the minimum issue price of RM1.00 per share.

2.3 The SC has waived its earlier condition that all loss making operations of the AMB group of companies ("AMB Group"), including companies operating in the PRC, must be divested within 2 years after the Proposed GWRS has been approved by all relevant parties. The aforesaid waiver is subject to:

2.3.1 AMB disclosing to its shareholders, *inter alia*, the details of all loss making operations of the AMB Group and the steps which have been taken or will be taken by AMB to turn around the loss making operations of the AMB Group ("Restructuring Exercise");

2.3.2 AMB is required to report, *inter alia,* (i) the status and progress of the Restructuring Exercise in its quarterly and annual reports until all loss making operations of the AMB Group have been fully divested; and (ii) an assessment by the Directors of AMB in its annual report as to whether the Restructuring Exercise is progressing as planned or an early disposal shall be effected by the Directors of AMB to dispose of the relevant loss making company.

2.4 The SC has waived its earlier requirement for a moratorium on disposal of 50% of the new AMB shares to be issued for the proposed acquisition of shares in Silverstone Berhad from certain vendors namely LCB, Limpahjaya Sdn Bhd and Posim Berhad ("Disposal Moratorium"). Instead, the SC has approved AMB's proposal for the Disposal Moratorium previously imposed on the AMB shares to be received by LCB, Limpahjaya Sdn Bhd and Posim Berhad, to be imposed on ACB.

2.5 With regard to the proposed acquisition of 83.7% equity interest in Posim Berhad by the LLB group of companies ("LLB Group"), the SC has earlier required the LLB Group to comply with the public shareholding spread requirement as stipulated in the SC's Guidelines on Issue/Offer of Securities. However, the SC has considered LLB's proposal and approved the shortfall in the public shareholding spread of Posim Berhad to be addressed within 6 months from the date of implementation of the Proposed GWRS.

3. The Board of Directors of LCB, LLB, ACB and AMB shall be deliberating on the SC's approvals set out above and conditions imposed by the SC. Accordingly, an appropriate announcement would be made in due course following the conclusion of the Board of Directors' meeting of LCB, LLB, ACB and AMB.

4. Shareholders of the Lion Group and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 5 August 2002, 5 September 2002, 16 September 2002, 18 September 2002, 25 September 2002 and 26 September 2002 for further details of the Proposed GWRS.

This announcement is dated 10 October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: